Free Writing Prospectus (To the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated March 3, 2022)	Filed Pursuant to Rule 433 Registration No. 333-259205 June 21, 2022
Royal Bank of Canada	$_______ Capped Barrier Return Notes Due July 6, 2023 Linked to Health Care Select Sector SPDR® Fund Senior Global Medium-Term Notes, Series I
General
•
The Notes are designed for investors who seek a one-for-one return based on the appreciation of the Health Care Select Sector SPDR® Fund. (the “Reference Asset”), subject to the Maximum Return set forth below. Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than 20%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing on July 6, 2023.(a)(b) Any payments on the Notes are subject to our credit risk.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about June 21, 2022(b) (the “Pricing Date”), and are expected to be issued on or about June 24, 2022(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	Health Care Select Sector SPDR® Fund (Bloomberg ticker symbol “XLV”)
Payment at Maturity:
If the Final Price is greater than the Initial Price, you will receive a cash payment that provides you with a return equal to the Percentage Change, subject to the Maximum Return. Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change), subject to the Maximum Return of $1,190.10
If the Final Price is equal to or less than the Initial Price but greater than or equal to the Barrier Price, resulting in a Percentage Change that is equal to or less than 0% but greater than or equal -20.00%, you will receive the principal amount of your Notes at maturity.
If the Final Price is less than the Barrier Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price declines from the Initial Price. Accordingly, if the Percentage Change is less than -20.00%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Price is less than the Initial Price by more than 20.00%, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%, and you can lose up to 100% of the principal amount.

Percentage Change:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price
Maximum Return:	19.01%, which is $1,190.10 per $1,000 in principal amount of the Notes.
Barrier Price:	$95.91, which is 80% of the Initial Price (rounded to two decimal places).
Initial Price:	$119.89, which was the closing price of the Reference Asset on June 17, 2022.
Final Price:	The average of the closing price of the Reference Asset on each of the Valuation Dates.
Valuation Dates:	June 26, 2023, June 27, 2023, June 28, 2023, June 29, 2023 and June 30, 2023(a)(b)
Maturity Date:	July 6, 2023(a)(b)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78016FMD3/US78016FMD32
Estimated Value:
The initial estimated value of the Notes as of the Pricing Date is expected to be between $937.94 and $987.94 per $1,000 in principal amount, and will be less than the principal amount. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b) Expected. If we make any change to the expected Pricing Date and issue date, the Valuation Dates and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page FWP-4 of this document, and “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement, and "Risk Factors" beginning on page S-2 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$
1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control. You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and in "Additional Risk Factors Specific to the Notes" in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this free writing prospectus, “Royal Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes. The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000. The hypothetical total returns and examples set forth below are based on a hypothetical Initial Price of $100.00, a hypothetical Barrier Price of $80.00, the Maximum Return of 19.01%, and the hypothetical Final Prices as set forth below. The actual Initial Price and Barrier Price are set forth on the cover page of this document, and the actual Final Price will be determined based on the average of the closing prices of the Reference Asset on the Valuation Dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Final Price	Percentage Change	Payment at Maturity	Total Return on the Notes
$160.00	60.00%	$1,190.10	19.01%
$145.00	45.00%	$1,190.10	19.01%
$130.00	30.00%	$1,190.10	19.01%
$120.00	20.00%	$1,190.10	19.01%
$119.01	19.01%	$1,190.10	19.01%
$115.00	15.00%	$1,150.00	15.00%
$110.00	10.00%	$1,100.00	10.00%
$105.00	5.00%	$1,050.00	5.00%
$100.00	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$85.00	-15.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$700.00	-30.00%
$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$500.00	-50.00%
$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The price of the Reference Asset increases from the Initial Price to a Final Price of $110, resulting in a Percentage Change of 10%.
Because the Percentage Change is positive and below the Maximum Return, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x 10%) = $1,100
Example 2: The price of the Reference Asset increases from an Initial Price of $100 to a Final Price of $130, resulting in a Percentage Change of 30%.
Because the Percentage Change would result in a payment at maturity that exceeds the Maximum Return, the investor receives a payment at maturity of $1,190.10, corresponding to the Maximum Return.
$1,000 + ($1,000 x 30%) = $1,300
However, the Maximum Return is 19.01%. Accordingly, you will receive, for each $1,000 in principal amount of the Notes, $1,190.10, a return of 19.01%.
Example 3: The price of the Reference Asset decreases from the Initial Price to a Final Price of $90 resulting in a Percentage Change of -10%.
Because the Percentage Change is negative, but is greater than or equal to -20%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.
Example 4: The price of the Reference Asset decreases from an Initial Price of $100 to a Final Price of $50, resulting in a Percentage Change of -50%.
Because the Percentage Change is less than -20%, the investor will receive a payment at maturity of $500 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x -50%) = $500
In this case, the amount of cash that will be paid on the Notes will be significantly less than the principal amount.

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Selected Purchase Considerations
•	Appreciation Potential — The Notes provide the opportunity to receive a positive return that is equal to any positive Percentage Change, subject to the Maximum Return.
•
Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Price, as compared to the Initial Price, of up to 20%.  If the Final Price is less than the Initial Price by more than 20%, the amount of cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Price to the Final Price.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose All or a Portion of the Principal Amount at Maturity —Investors in the Notes could lose all or a substantial portion of their principal amount if the price of the Reference Asset decreases by more than 20%.  If the Percentage Change is less than -20%, the amount of cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Price to the Final Price.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in increases in the price of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the amount represented by the Maximum Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

•
Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on the Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have. Further, you will not participate in any appreciation of the price of Reference Asset above 19.01%.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the date that the Initial Price was determined.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
Market Disruption Events and Adjustments May Adversely Affect Your Return on the Notes — The payment at maturity, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a Valuation Date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•	The Tax Treatment of the Notes Is Uncertain — Significant aspects of the tax treatment of an investment in the Notes are uncertain. You should consult your tax adviser about your tax situation.

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Risks Relating to the Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of ours may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rates on the Reference Asset and the securities that it holds;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Risks Relating to the Reference Asset
•
An Investment in the Notes Is Subject to Risks Associated with the Health Care Sector — The Reference Asset invests in the health care sector, which means that the Reference Asset will be more affected by the performance of the health care sector than an ETF that is more diversified. Companies in the health care sector are subject to extensive government regulation, and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market

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developments. Many new products in the health care sector require significant research and development and may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market. Any of these factors can have an adverse impact on the price of the Reference Asset, and may reduce the amount payable on the Notes.
•
The Reference Asset and Its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset or due to other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity
•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The advisor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. The advisor can add, delete or substitute the stocks comprising the Reference Asset. The advisor may make other methodological changes that could change the share price of the Reference Asset at any time. Any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The sponsor of the underlying index for the Reference Asset is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the index sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor has no obligation of any sort with respect to the Notes. Thus, the index sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the index sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with the Advisor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the Reference Asset's advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the advisor or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the advisor may invest a portion of the Reference Asset's assets in securities not included in the relevant industry or sector but which the Advisor believes will help the Reference Asset track the relevant industry or sector.

•	The Payments on the Notes Are Subject to Anti-dilution Adjustments — For certain corporate or organizational events affecting the Reference Asset, the calculation agent may make adjustments to the

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terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.
Risks Relating to Conflicts of Interest
•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Asset or the issuers of the securities that it holds, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset and/or the issuers of the securities that it holds. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset and/or the securities that it holds. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the Valuation Dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

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Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Health Care Select Sector SPDR® Fund (“XLV”)
The XLV seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Health Care Select Sector Index. The XLV trades on the NYSE Arca under the ticker symbol “XLV.”
The Health Care Select Sector Index includes companies that have been identified as health care companies by the Global Industry Classification Standard (GICS®), including securities of companies from the following industries: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services; and health care technology. In seeking to track the performance of the index, the Reference Asset employs a replication strategy, which means that the Reference Asset typically invests in substantially all of the securities represented in the Index in approximately the same proportions as the index.
Eligibility Criteria for Index Components
The stocks included in each Select Sector Index are selected from the universe of companies represented by the S&P 500® Index. Standard & Poor’s Financial Services LLC (“S&P”) acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the Select Sector Indices together comprise all of the companies in the S&P 500® Index.
Index Maintenance
Each Select Sector Index was developed and is maintained in accordance with the following criteria:
◾	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.
◾
The eleven Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to at least one of the Select Sector Indices.

◾	Each constituent stock of the S&P 500® Index is assigned to a Select Sector Index based on its GICS sector. Each Select Sector Index is made up of all the stocks in the applicable GICS sector.
◾
Each Select Sector Index is calculated by the Index sponsor, Standard & Poor’s, using a capped market capitalization methodology where single index constituents or defined groups of index constituents are confined to a maximum weight and the excess weight is distributed proportionally among the remaining index constituents. Each Select Sector Index is rebalanced from time to time to re-establish the proper weighting.

◾
For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the third Friday of March, June September and December using the following procedures: (1) The rebalancing reference date is the second Friday of March, June, September and December; (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization methodology. Modifications are made as defined below.

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(i)
If any Component Stock has a weight greater than 24%, that Component Stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no Component Stock exceeds 25% as of the quarter-end diversification requirement date.

(ii)	All excess weight is equally redistributed to all uncapped Component Stocks within the relevant Select Sector Index.
(iii)
After this redistribution, if the float-adjusted market capitalization weight of any other Component Stock(s) then breaches 23%, the process is repeated iteratively until no Component Stocks breaches the 23% weight cap.

(iv)	The sum of the Component Stocks with weights greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
(v)
If the rule in step (iv) is breached, all the Component Stocks are ranked in descending order of their float-adjusted market capitalization weights and the first Component Stock that causes the 50% limit to be breached has its weight reduced to 4.5%.

(vi)	This excess weight is equally redistributed to all Component Stocks with weights below 4.5%. This process is repeated iteratively until step (iv) is satisfied.
(vii)
Index share amounts are assigned to each Component Stock to arrive at the weights calculated above. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each Component Stock at the rebalancing differs somewhat from these weights due to market movements.

(viii)
If, on the second to last business day of March, June, September, or December, a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This second rebalancing will use the closing prices as of the second to last business day of March, June, September or December, and membership, shares outstanding, and IWFs as of the rebalancing effective date.

At times, Component Stocks may be represented in the Select Sector Indices by multiple share class lines. Maximum weight capping is based on Component Stock float-adjusted market capitalization, with the weight of multiple class companies allocated proportionally to each share class line based on its float-adjusted market capitalization as of the rebalancing reference date. If no capping is required, both share classes remain in the Select Sector Index at their natural float-adjusted market capitalization.
Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

Calculation of the Reference Asset
Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base−weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.
A SPDR® Component Stock which has been assigned to one Select Sector Index may be determined to have undergone a transformation in the composition of its business, and that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that a SPDR® Component Stock’s Select Sector Index assignment should be changed, S&P will disseminate notice of the change following its standard procedure for announcing index changes, and will implement the change in the affected Select Sector Indexes after the initial dissemination of information on the sector change.
SPDR® Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

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Additional information regarding the calculation and composition of the underlying index, including the index methodology, may be found on S&P’s website. Information included in that website is not included or incorporated by reference into this document.

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Historical Information
The following graph sets forth the historical performance of the Reference Asset from January 1, 2017 to June 17, 2022. On June 17, 2022, the closing price of the Reference Asset was $119.89.
We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on the Valuation Dates. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

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Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
We expect that delivery of the Notes will be made against payment for the Notes on or about June 24, 2022, which is more than two business days following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the initial estimated value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.
U.S. Federal Income Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (the “IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

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Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon a rebalancing of the Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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